Mail Stop 3561

April 2, 2009

Via Fax & U.S. Mail

Mr. James Yeager, Chief Financial Officer
Global Entertainment Corp.
1600 North Desert Drive, Suite 300
Tempe, Arizona 85281

> **Re: Global Entertainment Corp.**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the fiscal quarter ended November 30, 2008**
> **Filed January 14, 2009**
> **File No. 001-32724**

Dear Mr. Yeager:

We have reviewed your response letter dated March 19, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended May 31, 2008

Financial Statements, page 23
Notes to Consolidated Financial Statements, page 28
Summary of Significant Accounting Policies, Nature of Operations, and Use of
Estimates, page 28
Revenue Recognition, page 30
Project Development Fees, page 31

1.   We note your response to our prior comment 2 and require further clarification.
        Please clarify for us if project development fees relate to the development of a
        development plan for a municipality and that at groundbreaking, you have
        performed all services under the contract and have no further obligations.

2.   In a related matter, we note your proposed disclosure in response to our prior
        comment 2. Please revise the notes to your financial statements in future filings
        to include further details in a level similar to your response to comment 2,
        clarifying whether the earnings process is complete upon groundbreaking.

Equity, page 37
Options, page 37

3.   We note your response to our prior comment 4 and require further information.
        Please tell us if the 10,000 shares contingently issuable during your fiscal year
        2007 were issued during your fiscal year 2008. If these shares were not issued,
        please tell us the effect of the error on your fiscal 2008 earnings per share
        calculation.

Commitments and Contingencies, page 39
Litigation, page 40

4.   As originally requested in our prior comment 5, please revise future filings to
        disclose, the cash paid in settlement of the Nustadia litigation. In addition, given
        that the amount of the settlement appears material with regards to your fiscal year
        2008 net loss, please revise future filings to provide robust disclosure as to the
        nature of the settlement and the full amount expensed during the year.

Quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2008

PVEC LLC Joint Venture, page 13

5.   We note your response to our prior comment 8. However, we continue to believe
        that paragraph 19i of APB 18 and paragraph 15 of SOP 78-9 both require the

recognition of losses associated with an equity method investee that extend beyond the amount of your investment, to the extent you have agreed to or are obligated to fund the losses. In this regard, please tell us the amount of losses PVEC has generated each fiscal year since inception during 2006, the share of such losses that have not been recognized in your financial statements because your investment had been reduced to zero, as well as any management fees you have foregone as a result of your commitment to fund losses.

6.   In a related matter, please tell us how you plan to account for your equity in the earnings of PVEC in the event the joint venture begins making a profit. Refer to paragraph 19i of APB 18. We may have further comment upon receipt of your response.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief